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July 6, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Loan Lauren Nguyen, Legal Branch Chief

Kevin Dougherty, Staff Attorney

Re:	Brookfield Renewable Partners L.P.
Registration Statement on Form F-3
Filed May 4, 2020, as amended on June 22, 2020
File No. 333-237996

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Renewable Partners L.P. (“BEP” or the “Registrant”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 25, 2020, relating to the Registration Statement on Form F-3 (Registration No. 333-237996) of the Registrant originally filed with the Commission on May 4, 2020, as amended on June 22, 2020 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Form F-3 filed June 22, 2020

Exchanges of BEPC Exchangeable Shares for BEP Units, page 14

1.

In your response to prior comment 1, you revised to disclose that under the primary exchange right, the BEP units that BEPC would be obligated to deliver following an exchange request will be issued by BEP to BEPC, and BEPC in turn will deliver such BEP units to such holder. Footnote 1 to your registration statement fee table continues to state that the registered number of BEP units represent the number of shares to be issued by BEP “or to be delivered by Brookfield Renewable Corporation (“BEPC”) or Brookfield Asset Management Inc. (“Brookfield”).” In your June 4, 2020 response letter to us, you noted that Brookfield is a selling unitholder in its “delivery” of the respective BEP units. Please explain to us and clarify your disclosures, as appropriate, BEPC’s role in the distribution of the BEP units to the tendering holders of BEPC exchangeable shares. In this regard, further explain the distinction between “issuance” and “delivery” of the BEP units and why BEPC is not participating in the distribution of the BEP units within the meaning of Section 2(a)(11) of the Securities Act of 1933.

On behalf of the Registrant, we respectfully advise the Staff that, for the reasons set out below, BEPC is not participating in the distribution of BEP units within the intended meaning of Section 2(a)(11) of the Securities Act and as such should not be deemed to be an underwriter within the meaning of the statute.

Section 2(a)(11) of the Securities Act defines the term underwriter to mean, in relevant part, “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. . . .” The definition’s phrase “with a view to . . . distribution” creates a subjective standard regarding an investor’s intent and is therefore fact specific. In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all the facts and circumstances surrounding a particular transaction. With regard to the participation clause of Section 2(a)(11), the Second Circuit has previously concluded that “common to all categories of persons identified as ‘underwriters’ by the plain language of § 77b(a)(11) is activity related to the actual distribution of securities,” and that “the text, case law, legislative history, and purpose of the statute demonstrate that Congress intended the participation clause of the underwriter definition to reach those who participate in purchasing securities with a view towards distribution, or in offering or selling securities for an issuer in connection with a distribution, but not further.” In re Lehman Brothers Mortgage-Backed Sec. Litig., 650 F.3d 167, 176 (2d Cir. 2011) (emphasis added).

As an initial matter, the disclosure in the Registration Statement makes a distinction between “issuance” and “delivery” in order to explain the structural nuances of the primary exchange right. Although we are not aware of securities law interpretations of the definition of “issuance” and “delivery” that would be applicable under the circumstances, we note that Section 2(a)(4) of the Securities Act defines “issuer” as “every person who issues or proposes to issue any security”. As BEP units are securities of BEP, the terms “issue” or “issuance” of BEP units is reserved for BEP, with “delivery” and “deliver” more appropriate for BEPC in connection with the primary exchange right because BEPC cannot issue BEP units.

Although it is therefore true that BEP units delivered to a tendering BEPC shareholder pursuant to the primary exchange right may be done so by BEPC on behalf of BEP, identifying BEPC as an underwriter within the meaning of Section 2(a)(11) would give more weight to the form of the transaction rather than the substance. BEPC’s involvement is merely incidental to the primary exchange right; a matter of convenience and efficiency because BEPC has privity with the tendering BEPC shareholder. There is no functional difference between the issuance of BEP units directly by BEP and the delivery of such units by BEPC. In fact, the primary purpose of the structure of the primary exchange right is to reflect typical Canadian exchangeable securities where the choice of delivery achieves certain corporate and/or tax benefits. For purposes of Form F-3 and Instruction I.B.1 thereof, the offering of BEP units under the Registration Statement is therefore being conducted by BEP, with BEPC being merely a vehicle through which BEP distributes BEP units followed the exercise of a primary exchange right but, as discussed below, BEPC will not be engaging in any of the activities that underwriters would customarily undertake.

BEPC will not perform any of the functions typically undertaken by an underwriter within the purview of Section 2(a)(11) of the Securities Act. For example, BEPC will not:

•	receive any commissions, discounts or other pecuniary benefits in the exercise of the primary exchange rights by BEPC shareholders;

•	market the BEP units to BEPC shareholders or otherwise solicit BEPC shareholders to exchange their BEPC shares for BEP units;

•	conduct roadshows in respect of an exchange of BEPC shares into BEP units;

•	assist or advise BEP with respect to the terms and conditions of any exchange, as the terms of the exchange are set forth in the governing documents of BEPC; or

•	identify any potential investors in the BEP units.

The Registrant further notes that under Regulation M, “distribution” means an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods. “Special selling efforts” have been interpreted by the Commission to include payments of greater than normal sales commissions in connection with purchases or sales and/or the use of a roadshow, prospectus or sales memorandum, and payment of a soliciting dealer’s fee.1 None of these criteria are present in connection with the primary exchange right. No commissions and/or underwriting spreads are payable in connection with the exchange under the primary exchange right nor are there any roadshows or sales materials or other actions meant to condition or prime the market for BEP units.

Other than pursuant to the exercise of the redemption right available under BEPC’s articles, it is also completely within the discretion of each BEPC shareholder to submit their BEPC shares to BEPC for exchange; and BEPC will not be engaging in any distribution-type activities that are commonly associated with the underwriting of securities offerings, including those enumerated above. Further, BEPC will be a controlled subsidiary of BEP, and BEPC’s direct and indirect subsidiaries are expected to own and operate hydroelectric power, wind, solar and storage and ancillary assets in the United States and Brazil, and hydroelectric power assets in Colombia. BEPC is thus not in the business of underwriting securities or authorized to engage in underwriting activities.

We further are of the view that to extend underwriter status and underwriting liability to BEPC in connection with the primary exchange right would not provide investor protection to BEPC shareholders or to BEP unitholders. In the context of the primary exchange right, the main consequence of BEPC being an underwriter as defined in Section 2(a)(11) would be liability under Section 11 of the Securities Act. However, BEP will already be subject to potential Section 11 liability as the Registration Statement is BEP’s registration statement. BEP will control BEPC, as it will control 75% of the voting interest in BEPC. The board of directors of BEPC will mirror the board of directors of BEP (except for one additional non-overlapping board member that will be on the BEPC board). BEP will also consolidate BEPC into its financial statements. Further, although BEPC may elect to satisfy any exchange request pursuant to the primary exchange right, by necessity it cannot satisfy any exchange right without the cooperation and involvement of BEP, and therefore BEP will ultimately control whether BEPC can exercise the primary exchange right because BEPC would be required to subscribe for BEP units in order to satisfy such exchange request and BEP can also elect to satisfy any exchange right directly through BEP’s overriding call right. As BEP will have Section 11 liability in respect of the issuance of its units in connection with the primary exchange right, and given the control relationship between BEP and BEPC the fact that ultimately BEP will determine whether any tendering BEPC shareholder will receive a BEP unit upon exchange, it is not necessary to extend Section 11 liability to BEPC for any material misstatements or omissions in the Registration Statement.

Finally, as noted above, the primary exchange right is structured to resemble the exchangeable shares structures commonly used by Canadian and U.S. issuers to acquire Canadian assets or businesses. In those structures, as in this one, a holder who exercises its exchange right will either receive securities directly from the parent or will receive them indirectly from the exchangeable securities issuer. In either case, the holder does not choose the method of transmission and would expect that the parent would be responsible for its disclosure.

[1]	See Exchange Act Release No. 34-33924, 56 S.E.C. Docket 1302 (Apr. 26, 1994).

Although we are aware that in the typical Canadian exchangeable structure the issuer of the exchangeable shares typically relies on its parent’s Exchange Act disclosures rather than having a separate Exchange Act reporting record, in our view the fact that BEPC will have a separate Exchange Act reporting record does not imply that it is more appropriate to attribute separate liability to BEPC under the circumstances; the fact remains that investors will be focused on the parent company disclosure (i.e., BEP) when deciding whether to exchange BEPC exchangeable shares for BEP units.

In addition, in our review of other Form S-3s used to register comparable exchangeable transactions, we are not aware of a transaction where the subsidiary delivering the parent’s public securities in a similar fashion to the primary exchange right was identified as possibly being an underwriter within the meaning of Section 2(a)(11) of the Securities Act.2

Accordingly, we believe that the Registrant should not be treated as an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

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See, e.g., Vail Resorts, Inc. (Form S-3ASR (File No. 333-214115) (Sept. 26, 2019)); lululemon athletica inc. (Form S-3ASR (File No. 152701) (Jan. 25 2019)); Molycorp, Inc. (Form S-3ASR (File No. 333-181983) (Jun. 7, 2012)); Royal Gold, Inc. (Form S-3ASR (File No. 333-164975) (Feb. 18, 2010)); Gran Tierra Energy (Form S-3 (File No. 333-153376) (Oct. 15, 2008)); AbitibiBowater Inc. (Form S-3ASR (File No. 333-146979) (Oct. 29, 2007)); Duke Energy Corporation (Form S-3ASR) (File No. 333-132992)( April 5, 2006); Molson Coors Brewing Company (Form S-3 (File No. 333-120776) (Jan. 9, 2005)).

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Sachin Shah, Chief Executive Officer

Brookfield Renewable Partners L.P.

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